

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 4, 2010

Corporate Services Group, LLC
As Agent for Service for Attune RTD
723 S Casino Center Boulevard, 2nd Floor
Las Vegas, Nevada 89101

      Re: Attune RTD
             Registration Statement on Form S-1
             Filed on December 8, 2009
             File No. 333-163570

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Information, page 4

1.   Revise the penultimate paragraph on page 4 to clarify what business activities can be completed with an additional $1.7 million. For example, will that cover the cost to manufacture 5,000 units of the BrioWave 175p's?

Organization, page 4

2.   We note that you changed your name to its current form in March 2008; however, it is unclear where you have filed as an exhibit the amendment to your Articles of Incorporation that reflects such change. Please advise.

Risk Factors, page 7

Our inability to product our intellectual property rights…, page 9

3.   Please reconcile your disclosure that you "rely on a combination of patent, patent pending, copyright, trademark and trade secret laws, proprietary rights agreements and non-disclosure agreements" with your disclosure under "Intellectual Property" on page 27. Specifically, it appears from your disclosure on page 27 that your intellectual property is limited to three pending patent applications.

4.   Please file as exhibits the "proprietary rights agreements" that you mention in the last paragraph of this risk factor.

Because insiders control our activities, they may cause us…, page 10

5.   Revise to state the number of shares of Class B preferred stock that is outstanding, and clarify whether the preferred stock is voted separately or as one class with the common stock. Also disclose the total percentage of voting control on a combined basis that is held by officers, directors, and affiliates.

We will be subject to penny stock regulations and restrictions…, page 11

6.   Please revise your disclosure that you "*may* become subject to Rule 15g-9 under the Exchange Act…" since it appears that you *will* be subject to the rule.

Selling Security Holders, page 14

7.   Please revise the selling security holders table to include only those persons or entities who are actually selling shares in this offering.

8.   Please revise your disclosure under this section so that the nature of any position, office, or other material relationship that the selling security holder has had with you, any of your predecessors, or any of your affiliates within the past three years is clear. For example and without limitation, we note that you disclose only "Services 9/27/08" to explain Tad Lostlen's relationship to you.

9.   With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise

the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. We note, for example, "Multimedia Ventures" and "USFI Marketing." Refer to Question and Answer 140.02 in the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

10. Please tell us whether any of the selling security holders are broker-dealers or affiliates of a broker-dealer.

11. Please describe the transactions that took place in which the selling security holders received the shares that you are registering on their behalf, including the number of investors and the per share consideration paid. Please also disclose the facts that you relied upon to make the determination that the selling shareholders acquired their shares in transactions that were exempt from registration.

Directors, Executive Officers, Promoters and Control Persons, page 19

12. We note the timeframe when certain members of management intend to devote full time to your business. Please explain in more detail what will constitute "completion of funding and commencement of full-scale operations." Also, include a risk factor to address the limited extent to which any members of management are devoting to this business currently.

13. Please revise your prospectus so that the various items about management (i.e., Regulation S-K Items 401 through 407) are presented contiguous to each other.

Preferred Stock, page 24

14. Please expand to disclose all the material terms of the preferred stock.

Description of Business, page 25

15. Please expand your disclosure to address the planned distribution methods of your products. For example, will sales be made directly to customers? Refer to Regulation S-K Item 101(h)(4)(ii).

Products, page 26

16. We note your description of the "BrioWave 175p" device in the first and second paragraphs under this section. Please tell us why you have not provided a description in this section of the "BrioWave 325p" device that is mentioned on page 25. Furthermore, please reconcile your disclosure in the second paragraph under this section with your disclosure in the third paragraph that the "BrioWave

175p" device "does not contain the pressure monitoring/automatic backwash system."

Manufacturing, page 26

17.   Please revise your disclosure to state the material terms of your manufacturing agreements with MEC Northwest. Please also add risk factor disclosure that addresses your lack of written contracts with your manufacturers, as described in this section.

Sales, page 26

18.   Please file as an exhibit the written service agreement with USFI Marketing Communications. Please also clarify how you have complied with the terms of that agreement since December 2008, since we note from your disclosure elsewhere in your prospectus that you have not generated any revenue since inception.

Seasonality, page 27

19.   Please clarify in this section that you have yet to deliver any products.

Intellectual Property, page 27

20.   Disclose the inventor(s) identified on the patent applications.

Management's Discussion and Analysis of Financial Condition…, page 29

Overview, page 29

21.   Please clarify how you are a "diversified research, technology and services company." We note in this regard that you currently have two product models, both of which relate to the swimming pool filtration system industry.

22.   Please revise this section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company's financial condition and operating results. This should include a complete discussion of material business opportunities, challenges and risks. For example, please describe in greater detail the substance and status of your negotiations with TXU Energy and Southern California Edison, as mentioned at the top of page 30. Please also disclose whether you have entered into any written agreements with these entities. For further guidance on the content and purpose of the "Overview," see Interpretive

Release No. 33-8350, available on our website at
http://www.sec.gov/rules/interp/33-8350.htm.

23.   Please explain the term "Zigbee Wireless Enabled" in the third paragraph on
page 30.

24.   Regarding your disclosure in the fourth paragraph on page 30 that you own
"several other patent pending technologies," please clarify whether the bulleted
list that appears on page 30 includes these technologies. Please also clarify to
what these technologies relate, and what devices are planned for
commercialization by third quarter 2012.

Liquidity and Capital Resources, page 35

25.   We note from your disclosure on page 7 that as of November 2009, you had
approximately $91,500 in cash. We note further from your disclosure on page 53
that you are paying for the expenses of this offering, which are estimated to be
approximately $81,000. Given your current lack of revenue and other costs such
as payroll, please explain where you will obtain the additional funds to cover your
costs.

Results of Operations, page 36

For the nine months ended September 30, 2009…, page 36

26.   Please revise your discussion of the increase in payroll expenses during the nine
months ended September 30, 2009 on page 37 to clarify what you mean by the
statement that the large increase was the result of the principal
stockholders/officers starting payroll in late 2008. Revise to disclose the number
of employees in 2008 compared to 2009 and any changes in their compensation to
explain the significant increase in overall payroll expenses during the period.

27.   Please revise the discussion of the loss on debt conversion on page 37 to address
both the gain and the loss on conversion of debt/loans. In addition, clarify how
each of these amounts was determined.

28.   Please expand your disclosure to state the nature of the $30,962 insurance claim
proceeds.

Liquidity and Capital Resources, page 38

29.   Please expand to provide a discussion of liquidity and capital resources that
addresses (1) the dollar of amount of financing you believe is required to continue
your business for the next twelve months, (2) the expected uses of that financing

and (3) the expected sources of that financing. The disclosure should fully describe your specific plan to continue your business as a going concern and the potential consequences if you are not successful. For guidance, refer to Item 303 of Regulation S-K and Securities Act Release 33-8350 "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Related Party Transactions, page 41

30.   Please expand your disclosure with regard to the "shareholder loan agreement to Mr. Tai" to explain the circumstances surrounding this obligation and provide all disclosure required by Regulation S-K Item 404(a), including the basis upon which Mr. Tai is a related person and the rate of interest. File as exhibits all written agreements that relate to this obligation.

31.   Please tell us how the loans mentioned in the second paragraph under this section are consistent with Section 13(k) of the Securities Exchange of 1934.

32.   Please expand to describe issuances of securities to officers and directors, including the number of shares issued and the consideration paid by those individuals.

Report to Shareholders, page 43

33.   We note your disclosure regarding your intention to file a registration statement on Form 8-A. Prior to effectiveness, please update your disclosure regarding this intent to register your securities under the Exchange Act.

Executive Compensation, page 44

34.   Please update your disclosure regarding executive compensation for the year ended December 31, 2009.

Narrative disclosure to summary compensation and option tables, page 45

35.   Here and under "Related Party Transactions" on page 40, please revise to disclose the material terms of the employment agreements that you have with your chief executive officer and chief financial officer. In this section, your revised disclosure should provide clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to your named executive officers. Refer to Regulation S-K Item 402(m)(1).

36.   Please clarify how you owe your named executive officers an aggregate of $97,431 based on terms of the employment agreements referenced in this section,

when it appears from the table on page 44 that each individual received $92,054.000 in salary for the fiscal year ended December 31, 2008. We note in this regard your disclosure that the employment agreements "established a yearly salary for each of $120,000."

Financial Statements, page 46

37.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Financial Statements for the Nine Months Ended September 30, 2009, page 46

Note 2. Going Concern, page F-8

38.   Please revise to disclose your specific viable plan of operations, including your plans and expected timeframe to fully develop your products, funding needs and expected sources of this funding. Please refer to FRC 607.02.

Note 5. Common Stock, page F-9

39.   Please revise to disclose your accounting treatment for the contingently returnable Class A common stock issued February 2009. Disclose the specific terms and conditions that could result in the return of these shares. In addition, clarify if these shares are held in a trust account of if they are held by the consultant. Please clarify the reason that these are not considered issued and outstanding for accounting purposes.

40.   Please revise to disclose how you determined the amount of the gain on the conversion of debt from the 173,973 shares of Class A common stock issued upon conversion of the $48,980 liability from a vendor.

Financial Statements for the Year Ended December 31, 2008, page F-11

Note 1. Deferred Patent Costs, page F-19

41.   Please clarify the nature of "perfection costs" included in deferred patent costs.

Recent Sales of Unregistered Securities, page 53

42.   Please substantially revise your disclosure in this section to more closely conform with the requirements of Regulation S-K Item 701. For example and without limitation, for each sale of unregistered securities required to be disclosed:

    •   disclose the date of sale;

- name the persons or identify the class of persons to whom the securities were sold; and

- indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Exhibits, page 56

43.   Please file the lease agreement for the property described at the bottom of page 40. Refer to Regulation S-K Item 601(b)(ii)(D).

44.   Please include updated accountants' consents with any amendment to the filing.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via facsimile): Michael T. Williams, Esq. – Williams Law Group, P.A.